SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1) (1)



                              Laclede Steel Company
                                (Name of Issuer)



                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)



                                   505606 10 3
                                 (CUSIP Number)



                              William R. Lucas, Jr.
                          Birmingham Steel Corporation
                       1000 Urban Center Drive, Suite 300
                            Birmingham, Alabama 35242
                         Telephone Number (205)970-1231
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                               September 26, 1997
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.( )



         Note.    Six copies of this statement, including all exhibits,should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (continued on following pages)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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Item 4.  Purpose of Transaction.

                  Paragraph one of Item 4 is hereby amended to read as follows:

                  Background. Prior to September 19, 1997, Ivaco owned directly 2,018,650 shares of the Company's Common Stock and 366,667 shares of the Company's Series A Preferred Stock, no par value (the "Preferred Stock"). The Preferred Stock is not registered under Section 12 of the Securities Exchange Act of 1934 and has no voting rights, but is convertible at any time by the holder thereof into 4.69 shares of the Common Stock. As of September 19, 1997, Ivaco divided its holdings of Common Stock and Preferred Stock by contributing an equal amount to two newly formed Delaware limited liability companies. Specifically, Ivaco contributed 1,009,325 shares of the Common Stock (the "Holdings I Common Shares") and 183,333 shares of the Preferred Stock (the "Holdings I Preferred Shares," and together with the Holdings I Common Shares, the "Holdings I Shares") to LCL Holdings I in exchange for 100% of the membership interests in LCL Holdings I and (ii) contributed 1,009,325 shares of the Common Stock (the "Holdings II Common Shares") and 183,334 shares of the Preferred Stock (the "Holdings II Preferred Shares," and together with the Holdings II Common Shares, the "Holdings II Shares") to LCL Holdings II in exchange for 100% of the membership interests in LCL Holdings II.

                  The remainder of Item 4 is not amended.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                 October 10, 1997

                                                 BIRMINGHAM STEEL CORPORATION


                                                 By:/s/William R. Lucas, Jr.
                                                      William R. Lucas, Jr.
                                                 Its: Executive Vice President -
                                                      Administration and General
                                                      Counsel

                                                 MIDWEST HOLDINGS, INC.


                                                 By:/s/William R. Lucas, Jr.
                                                      William R. Lucas, Jr.
                                                 Its: Executive Vice President -
                                                      Administration and General
                                                      Counsel

                                                 LCL HOLDINGS II, LLC


                                                 By:/s/William R. Lucas, Jr.
                                                      William R. Lucas, Jr.
                                                 Its: Manager




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